Flamel Technologies Announces First Quarter 2012 Results

Lyon, France – May 7, 2012 - Flamel Technologies (NASDAQ: FLML) today announced its financial results for the first quarter of 2012.

Highlights for the quarter and subsequent time include:

•	Total revenues of $7.3 million versus total revenues of $6.8 million in the year-ago period
•	Continuing to maintain a strong balance sheet with $21.3 million of cash and marketable securities as of March 31st, 2012
•	Announcing the acquisition of Éclat Pharmaceuticals, and moving forward with the integration of this strategic initiative
•	Remaining on track to file the Company’s first New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) in 2012

Flamel’s First Quarter Results

Flamel reported total revenues for the first quarter 2012 of $7.3 million versus total revenues of $6.8 million in the year-ago period. The growth was driven by increased production of Coreg CR microparticles. License and research revenues were $2.1 million during the first quarter of 2012, versus $3.2 million in the first quarter of 2011. Product sales and services during the first quarter of 2012 were $3.4 million versus $1.6 million during the year-ago quarter. Other revenues, consisting primarily of royalty income from GSK on the sales of Coreg CR, were $1.9 million, a slight decrease compared to the first quarter of 2011.

Total costs and expenses during the first quarter of 2012 increased to $12.1 million versus $11.7 million in the year-ago period. Costs of goods and services sold for the first quarter of 2012 were $1.3 million, a slight decrease from $1.4 million in the first quarter of 2011. Research and development costs in the first quarter of 2012 totaled $5.7 million versus $7.8 million in the year-ago period. This decrease is due to timing year on year of our clinical and pre-clinical program. Selling, general, and administrative costs were $5.1 million in the first quarter of 2012 versus $2.5 million in the first quarter of 2011. The costs associated with the acquisition of Éclat Pharmaceuticals amounted to $0.7 million, and we have incurred severance costs totaling $1.4 million.

Net loss for the first quarter of 2012 was $4.7 million versus a net loss of $4.9million in the year-ago period. Net loss per share (basic and diluted) was $0.19 versus a net loss per share (basic and diluted) of $0.20 in the first quarter of 2011. The financial results for the first quarter 2012 are not consolidated to include the activity of Éclat Pharmaceuticals for the period from March 13, 2012, date of acquisition, to March 31, 2012.

During the quarter the Company acquired Éclat Pharmaceuticals, a specialty pharmaceutical company focused on developing and commercializing niche brands and generic products. Flamel has continued to move forward with the integration of this strategic initiative. These efforts include a company-wide portfolio review and management transition.

Mike Anderson, Flamel’s chief executive officer, stated, “While I have only been on board for a short period of time, I have been very impressed with the quality and utility of the Flamel drug delivery technology and continue to see new opportunities for the combined company. I am also extremely excited about working with a highly motivated and competent team here at Flamel and I remain focused on delivering shareholder value as we build a sustainable, vertically integrated specialty pharmaceutical company.”

Mr. Anderson continued, “We expect to use Flamel’s first in class technology to build our own product portfolio in addition to our traditional partnership model.”

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A conference call to discuss these results is scheduled for 8:30 AM Eastern Daylight Time on Monday, May 7, 2012. A question and answer period is scheduled to follow management’s prepared remarks. The dial in number is +1-888-389-5997. The participant passcode is 3324983. The conference call webcast may be accessed at www.flamel.com. A replay of the call will be available for 14 days within a few hours after the call ends. Investors may listen to the replay of the call by dialing +1-888-203-1112 (domestic) or +1-719-457-0820 (international), with the passcode 3324983. A replay of the webcast will also be archived on Flamel’s website for 90 days following the call.

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About Flamel Technologies. Flamel Technologies SA (NASDAQ: FLML) is a leading drug delivery company focused on the goal of developing safer, more efficacious formulations of drugs that address unmet medical needs. Its product development pipeline includes biological and chemical drugs formulated with the Medusa® and Micropump® proprietary platforms. Several Medusa-based products are at various clinical stages of development; Medusa’s lead internal product candidate IFN-alpha XL (long-acting interferon alpha-2b) is being evaluated a Phase 2a trial in HCV patients. The Company has developed approved products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate) and Merck Serono (long acting interferon beta 1a). Flamel recently acquired Éclat Pharmaceuticals, a St. Louis, Missouri-based specialty pharmaceutical company focused on developing and commercializing niche brands and generic products. Additional information can be found at www.flamel.com.

About Medusa®. The Medusa® drug delivery platform consists of proprietary hydrogels for the formulation and/or the extended release of a broad range of biologics (including proteins, antibodies, peptides and vaccines) and of small molecules (injectable drugs). The hydrogel, which are easy and cost effective to produce under EMA/FDA cGMP guidance, has been proven to be safe and biodegradable: Flamel Technologies filed a Drug Master File (DMF) for Medusa with the FDA on February 12, 2011 (assigned number 024634). Medusa enables the controlled delivery from 1 day up to 14 days of non-denatured or non-modified drugs that remain fully active (as distinguished from protein engineering or chemical modification approaches). It is used to develop biobetters with potentially improved efficacy and reduced toxicity, as well as greater patient convenience. Additional information can be found at www.flamel.com/technology-platforms/medusa/.

About Micropump®. The Micropump® micro-encapsulation drug delivery platform (oral drugs) is designed to increase the absorption time of drugs, particularly for drugs only absorbed in the small intestine. Micropump enables the achievement of precise pharmacokinetics. Micropump can be presented in various dosage forms such as capsules, tablets, sachets or oral suspensions (LiquiTime®) without modifying the release rate. Flamel also has developed another drug delivery technology for oral drugs, i.e. Trigger Lock™ for the controlled release of narcotic and opioid analgesics while deterring tampering (particles cannot be crushed to extract the active). Additional information can be found at www.flamel.com/technology-platforms/micropump/.

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Contact:	Michael S. Anderson
Phone:	33 (0) 4 72 78 34 34
Fax:	33 (0) 4 72 78 34 35
E-mail:	anderson@flamel.com

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This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals will not be successful, the expected timing of the filing of our first New Drug Application (NDA) with the FDA may be delayed, the identified opportunities will not result in shorter-term, high value results, clinical trial results will not be positive or that our partners may decide not to move forward, management transition to a new chief executive officer may be disruptive or not succeed as planned, products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, products in development may not achieve market acceptance, competitive products and pricing may hinder our commercial opportunities we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel’s technology, and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2011 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Condensed Consolidated Statements of Operations

(amounts in thousands, except per share data)

	Three months ended March 31,
	2011	2012
Revenue:
License and research revenue	$3,214	$2,110
Product sales and services	1,624	3,350
Other revenues	1,926	1,872
Total revenue	6,764	7,332
Costs and expenses:
Cost of goods and services sold	(1,371)	(1,290)
Research and development	(7,758)	(5,706)
Selling, general and administrative	(2,526)	(5,057)
Total	(11,655)	(12,053)

Profit (loss) from operations	(4,891)	(4,721)

Interest income net	128	167
Foreign exchange gain (loss)	(240)	(133)
Other income (loss)	99	67

Income (loss) before income taxes	(4,904)	(4,620)
Income tax benefit (expense)	(23)	(42)
Net income (loss)	$(4,927)	$(4,662)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.20)	$(0.19)
Diluted earnings (loss) per share	$(0.20)	$(0.19)

Weighted average number of shares outstanding (in thousands) :

Basic	24,646	25,012
Diluted	24,646	25,012

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